press release

ArcelorMittal reaches agreement with Liberty House for the sale of finishing lines in Dudelange and Liège

2 November 2018 – ArcelorMittal (‘the Company’) today announces that it has received a binding offer from Liberty House Group for the acquisition of ArcelorMittal Dudelange (Luxembourg) and the following finishing lines at ArcelorMittal Liège (Belgium): hot dipped galvanising lines 4 and 5 in Flemalle; and hot-rolled pickling, cold rolling and tin packaging lines in Tilleur. The assets are the final part of a divestment package the Company agreed with the European Commission (‘EC’) during its merger control investigation into the Company’s acquisition of Ilva S.p.A (‘Ilva’).

Transaction closing is subject to the completion of the Company’s acquisition of Ilva, corporate approvals and is conditional on EC approval and the conclusion of consultations with local and European Works Councils.

The Company has now received binding offers for the complete divestment package in keeping with its commitments to the EC. Furthermore, by agreeing to binding offers from Liberty House for the full divestment package, the Company has met the EC’s preference of finding a single suitable buyer. The package of assets comprises ArcelorMittal Ostrava (Czech Republic), ArcelorMittal Galati (Romania), ArcelorMittal Skopje (Macedonia) and ArcelorMittal Piombino (Italy) (as announced on 12 October); ArcelorMittal Dudelange (Luxembourg) and the above-mentioned finishing lines at ArcelorMittal Liège (Belgium).